EXHIBIT 99.1

Fresnillo and MAG Silver Provide Juanicipio Commissioning Update

VANCOUVER, British Columbia, Dec. 27, 2021 (GLOBE NEWSWIRE) -- Fresnillo plc (“Fresnillo”) and MAG Silver Corp. (“MAG Silver”) today provide a commissioning update on the Juanicipio Project (56% / 44% Fresnillo and MAG Silver, respectively).

The Juanicipio Project team delivered the Project for plant commissioning on schedule despite the recent changes to labour contracting legislation and having successfully mitigated most COVID-19 related issues over the past two years, a testament to the dedication of the operational and development teams on the ground.

However, the ‘Comisión Federal de Electricidad’ (“CFE”), the state-owned electrical company, has just notified Fresnillo, the Juanicipio Project operator, that approval to complete the tie-in to the national power grid cannot yet be granted and the mill commissioning timeline will therefore be extended by approximately six months. This is directly related to knock-on effects of the pandemic on the CFE’s operations, predominantly related to a lack of CFE staff which limits its ability to oversee three key tasks to: review the existing installation; supervise physical connection to the active power grid; and approve required blackout prevention devices.

As operator, Fresnillo will continue to engage closely with the CFE and ‘El Centro Nacional de Control de Energía’ (“CENACE”) to do all that it can to expedite these necessary approvals. Although there remains uncertainty regarding the timing for connecting the Juanicipio Project to the power grid, the current estimate, which continues to be subject to potential COVID-19 related realities, is that full load commissioning activities will be approved sometime after the first week of May 2022.

Stoping and mineralized mine development at Juanicipio will continue. In order to minimize any potential adverse effect, Fresnillo will make available any unused plant capacity at its Minera Fresnillo and Minera Saucito operations to process mineralized material produced at Juanicipio during this period, and if possible matching commissioning and ramp up tonnages that were previously expected. The effect on cashflow generation from Juanicipio therefore will also be mitigated while CFE approvals are pending.

“As an industry, we continue to manage the ongoing impact of the pandemic and while frustrating for all concerned, we recognize this situation is beyond the control of all parties,” said Octavio Alvidrez, Chief Executive of Fresnillo plc. “The health and safety of our people and all our partners remains our priority. We thank the CFE for their engagement and will continue to work closely with them to accelerate grid connection as quickly as we can. Meanwhile, we will continue to process mineralized development material by using any excess capacity available at the Minera Fresnillo and Minera Saucito plants, minimizing any impact on future cashflow generation.”

“We are very fortunate to be able to process mineralized material from Juanicipio through the excess capacity available at the Minera Fresnillo and Minera Saucito plants, which should minimize the economic impact of the electrical connection timing,” said George Paspalas, President and CEO of MAG Silver. “The Juanicipio Project team has managed through stringent COVID-19 protocols to make the process plant effectively ready for start-up. However, approvals for the electrical connection for the Project have been affected by governmental COVID-19 restrictions that have severely limited the CFE in carrying out their reviews and final sign-off. We look forward to the CFE resuming normal activities, so we can flip the switch on our plant!”

About Fresnillo plc

Fresnillo plc is the world's largest primary silver producer and Mexico's largest gold producer, listed on the London and Mexican Stock Exchanges under the symbol FRES.

Fresnillo plc has seven operating mines, all of them in Mexico - Fresnillo, Saucito, Ciénega (including the San Ramón satellite mine, Las Casas Rosario & Cluster Cebollitas), Herradura, Soledad-Dipolos1, Noche Buena and San Julián (Veins and Disseminated Ore Body), three development projects - the Pyrites Plant at Fresnillo, the optimisation of the beneficiation plant also at Fresnillo and Juanicipio, and three advanced exploration projects – Rodeo, Orisyvo and Guanajuato, as well as a number of other long term exploration prospects.

Fresnillo plc has mining concessions and exploration projects in Mexico, Peru and Chile.

Fresnillo plc has a strong and long tradition of exploring, mining, a proven track record of mine development, reserve replacement, and production costs in the lowest quartile of the cost curve for silver.

Fresnillo plc's goal is to maintain the Group's position as the world's largest primary silver company and Mexico’s largest gold producer.

1 Operations at Soledad-Dipolos are currently suspended.

For further information, please visit our website: www.fresnilloplc.com or contact:

Fresnillo plc London Office Gabriela Mayor, Head of Investor Relations Patrick Chambers	Tel: +44 (0)20 7399 2470
Mexico City Office Ana Belem Zárate	Tel: +52 55 52 79 3206
Powerscourt	Tel: +44 (0)20 7549 0997
Peter Ogden

About MAG Silver Corp.

MAG Silver Corp. is a Canadian development and exploration company focused on becoming a top-tier primary silver mining company by exploring and advancing high-grade, district scale, silver-dominant projects in the Americas. Its principal focus and asset is the Juanicipio Project (44%), being developed with Fresnillo Plc (56%), the operator. The Project is located in the Fresnillo Silver Trend in Mexico, the world's premier silver mining camp, where the operator is currently developing an underground mine and constructing a 4,000 tonnes per day processing plant. Underground mine production of mineralized development material commenced in Q3 2020, and an expanded exploration program is in place targeting multiple highly prospective targets at Juanicipio. MAG is also executing a multi-phase exploration program at the Deer Trail 100% earn-in project in Utah.

Fresnillo plc Forward Looking Statements

Information contained in this announcement may include 'forward-looking statements'. All statements other than statements of historical facts included herein, including, without limitation, those regarding the Fresnillo Group's intentions, beliefs or current expectations concerning, amongst other things, the Fresnillo Group's results of operations, financial position, liquidity, prospects, growth, strategies and the silver and gold industries are forward-looking statements. Such forward-looking statements involve risk and uncertainty because they relate to future events and circumstances. Forward-looking statements are not guarantees of future performance and the actual results of the Fresnillo Group's operations, financial position and liquidity, and the development of the markets and the industry in which the Fresnillo Group operates, may differ materially from those described in, or suggested by, the forward-looking statements contained in this document. In addition, even if the results of operations, financial position and liquidity, and the development of the markets and the industry in which the Fresnillo Group operates are consistent with the forward-looking statements contained in this document, those results or developments may not be indicative of results or developments in subsequent periods. A number of factors could cause results and developments to differ materially from those expressed or implied by the forward-looking statements including, without limitation, general economic and business conditions, industry trends, competition, commodity prices, changes in regulation, currency fluctuations (including the US dollar and Mexican Peso exchanges rates), the Fresnillo Group's ability to recover its reserves or develop new reserves, including its ability to convert its resources into reserves and its mineral potential into resources or reserves, changes in its business strategy and political and economic uncertainty.

LEI: 549300JXWH1UV5J0XV81

MAG Silver Corp. Forward Looking Statements

Neither the Toronto Stock Exchange nor the NYSE American has reviewed or accepted responsibility for the accuracy or adequacy of this press release, which has been prepared by management.

This release includes certain statements that may be deemed to be “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995. All statements in this release, other than statements of historical facts are forward looking statements, including statements that address our expectations with respect to the timing and success of plant pre-commissioning and commissioning activities, processing rates of development materials, future mineral production, and events or developments. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "predict", "potential", "targeting", "intend", "could", "might", "should", "believe" and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Although MAG believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include, but are not limited to, impacts (both direct and indirect) of COVID-19, timing of receipt of required permits, changes in applicable laws, changes in commodities prices, changes in mineral production performance, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions, political risk, currency risk and capital cost inflation. In addition, forward-looking statements are subject to various risks, including that data is incomplete and considerable additional work will be required to complete further evaluation, including but not limited to drilling, engineering and socio-economic studies and investment. The reader is referred to the MAG Silver’s filings with the SEC and Canadian securities regulators for disclosure regarding these and other risk factors. There is no certainty that any forward-looking statement will come to pass, and investors should not place undue reliance upon forward-looking statements.

Please Note: Investors are urged to consider closely the disclosures in MAG's annual and quarterly reports and other public filings, accessible through the Internet at www.sedar.com and www.sec.gov

LEI: 254900LGL904N7F3EL14

For further information on behalf of MAG Silver Corp.
Contact Michael J. Curlook, VP Investor Relations and Communications

Phone: (604) 630-1399
Toll Free: (866) 630-1399

Website: www.magsilver.com
Email: info@magsilver.com